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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

and
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

Frisco Bay Industries Ltd.
(Name of Subject Company (Issuer))
6181708 Canada Inc. The Stanley Works (Name of Filing Persons, Offerors)
Common Stock, no par value per share (Title of Class of Securities)
358751105 (CUSIP Number of Class of Securities)

Bruce H. Beatt
Vice-President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053
(860) 225-5111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Elizabeth Kitslaar
Jones Day
77 West Wacker
Chicago, IL 60601
(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation(1) $45,836,909.75	Amount of Filing Fee(2) $5,807.54

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation is based upon the sum of (i) the product of 1,971,657 shares of Common Stock and 799,567 shares of Class A Common Stock at a price of U.S.$15.25 per share, net to the seller in cash, without interest, pursuant to the Offers To Purchase, (ii) the purchase of 233,575 shares of Common Stock to be issued upon the exercise of options to purchase shares of Common Stock, at a price of U.S.$15.25 per share (for an aggregate cost of $3,562,018.75), and (iii) the cash-out of 900 stock appreciation rights, at a price of U.S.$15.25 per share (for an aggregate cost of $13,725). The calculation of the filing fee is based on the Company's representation regarding the foregoing as of January 19, 2004.

(2)
The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #7 for fiscal year 2004, equals $126.70 per million of transaction value, or $5,807.54.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$5,807.42	Filing Party:	The Stanley Works
Form or Registration No.:	Schedule TO	Date Filed:	January 30, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No.    358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE STANLEY WORKS I.R.S. IDENTIFICATION NO. 06-0548860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 2,888,496
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 2,888,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,888,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 96.1%*

14.	Type of Reporting Person (See Instructions) CO

*
The calculation of the foregoing percentage assumes that there are 3,004,799 shares of common stock outstanding (including 799,567 shares of Class A common stock converted into shares of common stock on a one-for-one basis and 233,575 shares of common stock issued upon exercise of options).

  CUSIP No.    358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE STANLEY CANADA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Nova Scotia

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 2,888,496
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 2,888,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,888,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 96.1%*

14.	Type of Reporting Person (See Instructions) CO

*
The calculation of the foregoing percentage assumes that there are 3,004,799 shares of common stock outstanding (including 799,567 shares of Class A common stock converted into shares of common stock on a one-for-one basis and 233,575 shares of common stock issued upon exercise of options).

  CUSIP No.    358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 6181708 CANADA INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 2,888,496
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 2,888,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,888,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 96.1%*

14.	Type of Reporting Person (See Instructions) CO

*
The calculation of the foregoing percentage assumes that there are 3,004,799 shares of common stock outstanding (including 799,567 shares of Class A common stock converted into shares of common stock on a one-for-one basis and 233,575 shares of common stock issued upon exercise of options).

Amendment No. 4 to Schedule TO

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 30, 2004 and amended on February 6, 2004, February 18, 2004 and February 23, 2004 (as amended, the "Schedule TO") by The Stanley Works, a Connecticut corporation ("Parent"), and 6181708 Canada Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding Common Stock, no par value per share (the "Common Shares"), of Frisco Bay Industries Ltd., a corporation incorporated under the Canada Business Corporations Act (the "Company"), at a purchase price of U.S.$15.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offers To Purchase and Circular, dated January 30, 2004 and in the related Letter of Acceptance and Transmittal (collectively with the Offers To Purchase and Circular, the "Offering Documents"), copies of which were filed with the Schedule TO on January 30, 2004 as Exhibits (a)(1) and (a)(2), respectively. Simultaneously with the offer to purchase Common Shares, the Offeror also offered to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares"), of the Company at a purchase price of U.S.$15.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offering Documents. This Amendment No. 4 to the Schedule TO is being filed on behalf of Parent and the Offeror.

        This Amendment also amends and supplements and constitutes Amendment No. 1 to the Schedule 13D (as amended, the "Schedule 13D") filed by the Offeror, Parent and Stanley Canada Corporation on January 28, 2004 with respect to the Shares.

Items 1, 4, 8 and 11 of Schedule TO and Item 5 of Schedule 13D.

        Items 1, 4, 8 and 11 of Schedule TO and Item 5 of Schedule 13D are hereby amended and supplemented to include the following:

        The Offers expired at 12:01 a.m., Montreal time, on March 9, 2004 and were not extended. Immediately prior to such time, the Offeror accepted for payment all Shares validly deposited during the initial offering period. Based on information provided by the Depositary, 2,088,929 Common Shares (including 35,199 Common Shares deposited pursuant to notices of guaranteed delivery) and 799,567 Class A Shares were deposited in the Offers during the initial offering period, representing approximately 94.7% of the outstanding Common Shares (calculated on a fully diluted basis but excluding the Common Shares resulting from the conversion of the Class A Shares deposited pursuant to the Class A Shares Offer) and 100% of the outstanding Class A Shares.

        Because the Offeror has acquired in the Common Shares Offer at least 90% of the Common Shares (calculated on a fully diluted basis but excluding the Common Shares resulting from the conversion of the Class A Shares deposited pursuant to the Class A Shares Offer), the Offeror intends to acquire the remaining Common Shares in a Compulsory Acquisition pursuant to the provisions of Section 206 of the CBCA. A copy of the notice to each holder of Common Shares who did not accept the Common Shares Offer advising such holders of the Compulsory Acquisition is attached hereto as Exhibit (a)(12) and incorporated herein by reference. In the Compulsory Acquisition, holders of Common Shares will receive, subject to applicable withholding taxes, U.S.$15.25 per share in cash, without interest thereon, unless such holder validly exercises appraisal rights under applicable law, in which case the consideration to such holder will be determined in the manner described under Section 14 of the Circular entitled "Acquisition of Shares Not Deposited—Compulsory Acquisition" and may be greater or less than the per share offer price. The Offeror expects that the Compulsory Acquisition will be completed within 20 to 30 days following the date hereof.

        On March 9, 2004, Parent and the Company issued a press release announcing the results of the Offers. The full text of the press release is filed as Exhibit (a)(11) and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

  (a)
  (11) Press release issued by Parent and the Company on March 9, 2004

  (a)
  (12) Notice of Mandatory Election Given Pursuant to Section 206 of the Canada Business Corporations Act, dated March 9, 2004

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2004	FOR SCHEDULE TO AND SCHEDULE 13D:
THE STANLEY WORKS
	By:	/s/ KATHRYN PARTRIDGE Name: Kathryn Partridge Title: Assistant Secretary
6181708 CANADA INC.
	By:	/s/ KATHRYN PARTRIDGE Kathryn Partridge
Name: Kathryn Partridge Title: Assistant Secretary
FOR SCHEDULE 13D ONLY:
STANLEY CANADA CORPORATION

	By:	/s/ KATHRYN PARTRIDGE Name: Kathryn Partridge Title: Assistant Secretary

Exhibit Index

Exhibit Number	Description
(a)(11)	Press release issued by Parent and the Company on March 9, 2004
(a)(12)	Notice of Mandatory Election Given Pursuant to Section 206 of the Canada Business Corporations Act, dated March 9, 2004

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Amendment No. 4 to Schedule TO
SIGNATURE
Exhibit Index